ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference AC/eh
Date 12/15/2004

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press releases:

- "Zurich Financial Services proposes new Chairman of the Board of Directors" dated December 15, 2004 and
- "Zurich Financial Services restructures Group Management Board" dated December 15, 2004

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

pp. E. Holster

Andres Christen

dlw 12/30

Enclosures

File No. 82-5089

Media Release

ZURICH
FINANCIAL SERVICES

Zurich Financial Services proposes new Chairman of the Board of Directors

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, December 15, 2004 – Zurich Financial Services (Zurich) announced today that the Board of Directors will propose to the 2005 Annual General Meeting of shareholders on April 19 the election of Manfred Gentz (62) to the Board of Directors. Upon election, the Board intends to elect him as Chairman, succeeding Lodewijk van Wachem who will retire on the day of the Annual General Meeting after having served the Group for 12 years.

Manfred Gentz studied law at the universities of Berlin and Lausanne and he graduated with a doctorate in law from the Berlin Free University. In 1970, he joined Daimler-Benz AG where he assumed various positions. In 1983, he was appointed member of the Board of Management of Daimler-Benz, responsible for Human Resources at first. From 1990 to 1995 he was also Chief Executive Officer of Daimler-Benz Interservices (debis) in Berlin and he subsequently became Chief Financial Officer of Daimler-Benz in 1995. In December 1998, Gentz was appointed to the Board of Management of DaimlerChrysler where he is in charge of Finance and Controlling. He will retire from this function in December of the current year.

Manfred Gentz has been associated with the activities of the Zurich Group since 1996 when he joined the Board of Supervisors of Zürich Beteiligungs-Aktiengesellschaft (Deutschland), Zurich's German subholding company. From 1987 to 1995 he served on the Board of Supervisors of Agrippina Versicherung AG. In 1985 he was elected to the Board of Supervisors of Hannoversche Lebensversicherung AG, which appointed him proxy Chairman in 1990. He will relinquish this position prior to the election to

ZURICH
FINANCIAL SERVICES

the Board of Directors of Zurich Financial Services and he will also retire from the Board of Zürich Beteiligungs-Aktiengesellschaft (Deutschland).

Manfred Gentz is active in a number of supervisory and advisory boards as well as scientific and cultural institutions. In addition to serving in the Supervisory Board of the German Stock Exchange, he is Chairman of the ICC (International Chamber of Commerce) Germany, Chairman of the Aspen Institute Berlin, and Chairman of the Hanns Martin Schleyer Foundation.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

File No. 82-5089

Media Release

ZURICH
FINANCIAL SERVICES

Zurich Financial Services restructures Group Management Board

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, December 15, 2004 – Zurich Financial Services Group (Zurich) announces changes in the composition of the Group Management Board (GMB) to better reflect the Group's strategic direction and organizational changes announced on April 2. Effective January 1, 2005, the GMB will include the ten current members of the Group Executive Committee (GEC) and eight business segment and functional leaders (see note to editors). New members of the GMB are Paul N. Hopkins (President US Personal Business), John Lynch (CEO US Small Business), and Martin South (CEO International Business Division).

James J. Schiro, Chief Executive Officer of Zurich Financial Services, said: "The changes in the GMB's composition reflect our transition to managing our businesses by global segments and global functions. The GMB will be engaged with me as we leverage our leadership to ensure successful implementation of our Group's strategy."

There are also four leaders who will no longer be part of the GMB. They are Gastón Aguirre (CEO Latin America), Hans-Jürg Bernet (CEO Switzerland), José Cela (CEO Spain), and Hanneke Frese (Head Group Capabilities). James J. Schiro added: "I want to thank them for their service to the GMB over the last few years. They will remain part of our larger Group leadership team, and I look forward to continuing our close working relationship."

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FINANCIAL SERVICES

Note to editors:

Members of the Group Executive Committee are: James J. Schiro (Chief Executive Officer), Peter Eckert (Chief Operating Officer), Patrick O'Sullivan (Group Finance Director), John Amore (CEO Global General Insurance), Paul van de Geijn (CEO Global Life Insurance), Martin Feinstein (CEO Farmers; until March 31, 2005), Geoff Riddell (CEO Global Corporate), Axel Lehmann (CEO North America Commercial), Dieter Wemmer (CEO Europe General Insurance), and David Wasserman (Chief Investment Officer and Head of Group Strategic Planning).

Members of the Group Management Board only: Thomas Buess (COO Global Life Insurance), Paul N. Hopkins (President US Personal Business; until March 31, 2005), Richard P. Kearns (Chief Administrative Officer), John Lynch (CEO US Small Business), Monica Mächler (General Counsel and Company Secretary), Michael Paravicini (Chief Information Technology Officer), Martin South (CEO International Business Division), and Franz Wipfli (Head of Organizational Transformation Management).

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN